SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K


                  __X__ Annual Report Pursuant to Section 15(d)
                     Of the Securities Exchange Act of 1934


                  For the Fiscal Year Ended December 31, 2000

                                       or


                  _____Transition Report Pursuant to Section 15(d)
                     Of the Securities Exchange Act of 1934


         For the Transition Period from _____________ to _____________

                         Commission File Number 1-14762


                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN
                               Full Title of Plan

                           THE SERVICEMASTER COMPANY
                             One ServiceMaster Way
                         DOWNERS GROVE, ILLINOIS 60515
                             Name of Issuer of the
                      Securities Held Pursuant to the Plan
               And the Address of the Principal Executive Office

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and Plan administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN




         By:  ___________________________________________
                         DEBORAH A. O'CONNOR
                         SENIOR VICE PRESIDENT AND CONTROLLER



         By:  ____________________________________________
                         ERIC R. ZARNIKOW
                         SENIOR VICE PRESIDENT AND TREASURER








Date:     June 25, 2001

SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN

Financial Statements and Schedules
As of December 31, 2000 and 1999
Together With Auditors' Report












Employer Identification Number 36-3858106
Plan Number 001

                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN


                           DECEMBER 31, 2000 AND 1999

          (EMPLOYER IDENTIFICATION NUMBER 36-3858106, PLAN NUMBER 001)



                                TABLE OF CONTENTS


FINANCIAL STATEMENTS:
    Statements of Net Assets Available for Benefits as of December 31, 2000
       and 1999                                                                   Exhibit I
    Statement of Changes in Net Assets Available for Benefits for the Year
       Ended December 31, 2000                                                    Exhibit II

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES:
    Schedule of Assets Held for Investment Purposes at End of
       Year--December 31, 2000                                                    Schedule I
    Schedule of Reportable Transactions for the Year Ended December 31, 2000
                                                                                  Schedule II



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Benefits Administration Committee of the
ServiceMaster Profit Sharing and Retirement Plan


We have audited the accompanying statements of net assets available for benefits of the ServiceMaster Profit Sharing and Retirement Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's Benefits Administration Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ServiceMaster Profit Sharing and Retirement Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Benefits Administration Committee. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Chicago, Illinois
June 25, 2001

                                                                    EXHIBIT I









                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999

          (EMPLOYER IDENTIFICATION NUMBER 36-3858106, PLAN NUMBER 001)



                                                  2000                 1999
ASSETS:                                       -------------        ------------

    Investments (Note 3)                      $358,759,484         $341,971,365
                                              -------------        ------------
    Non-interest-bearing cash                       49,311               32,675
                                              -------------        ------------
    Receivables-
       Employer contribution                    11,164,390           10,689,819
       Participant contributions                         -              568,587
                                              --------------       ------------
                   Total receivables            11,164,390           11,258,406
                                              --------------       ------------
NET ASSETS AVAILABLE FOR BENEFITS             $369,973,185         $353,262,446
                                              ==============       ============


          The accompanying Notes to Financial Statements and Schedules are an integral part of these statements.

                                                                    EXHIBIT II




                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
          (EMPLOYER IDENTIFICATION NUMBER 36-3858106, PLAN NUMBER 001)



ADDITIONS:
    Additions to net assets attributed to-
       Investment income-
           Net depreciation in fair value of investments        $   (1,073,539)
           Interest                                                    757,346
           Dividends                                                 3,602,402
                                                                ---------------
                     Total investment income                         3,286,209
                                                                ---------------

       Contributions-
           Participant                                              29,737,045
           Employer                                                 11,157,173
           Rollover                                                  2,738,859
                                                                ---------------
                     Total contributions                            43,633,077
                                                                ---------------
                     Total additions                                46,919,286
                                                                ---------------

DEDUCTIONS:
    Deductions from net assets attributed to-
       Benefits paid to participants                               (38,322,943)
       Other expenses                                                  (18,427)
                                                                ---------------
                     Total deductions                              (38,341,370)
                                                                ---------------


TRANSFERS TO THE PLAN (Note 1)                                       8,736,326
                                                                ---------------

TRANSFER FROM THE PLAN (Note 1)                                       (603,503)
                                                                ---------------
                     Net increase                                   16,710,739

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                              353,262,446
                                                                ---------------
    End of year                                                   $369,973,185
                                                                ===============




          The accompanying Notes to Financial Statements and Schedules are an integral part of this statement.

                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 2000 AND 1999



1.    DESCRIPTION OF PLAN

      The ServiceMaster Profit Sharing and Retirement Plan (the "Plan") is a defined contribution plan established by The ServiceMaster Company (the "Company") and its affiliates and subsidiaries to whom the Plan has been extended to provide eligible employees with a program to save for retirement. The Plan was amended and restated effective as of July 1, 1999. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      2000 PLAN CHANGES

      During 2000, the Benefits Administration Committee (the "Committee") resolved to merge the following plans into the Plan effective between May 1, 2000, through November 1, 2000:


Hutchinson Technology Incorporated 401-K Plan                        $3,280,516
Southwest Lawn Maintenance, Inc. Profit Sharing Plan                     10,947
Landscape Techniques, Inc. 401(k) Profit Sharing Plan                   407,734
Servicescape Profit Sharing Plan                                        303,311
E/G Management, Inc. 401(k) Plan                                        172,641
Four Seasons, Inc. 401(k) Retirement Plan                             1,029,877
Schumacher Landscaping, Inc. 401(k) Retirement Plan                     379,985
Albuquerque Grounds Maintenance, Inc. 401(k) Profit Sharing Plan        127,886
Trees, Inc. 401(k) Retirement and Savings Plan                          886,914
Greentree 401(k) Savings Plan                                           102,580
Corporate & Commercial Services, Inc. 401(k) Plan                        39,753
Landscape Resources, Inc. 401(k) Profit Sharing Plan                    522,112
Arteka Corporation Profit Sharing Plan and Trust                        428,293
Pennink Arrimour, Inc. 401(k) Plan                                    1,043,777
                                                                     -----------
                     Total transfers to the Plan                     $8,736,326
                                                                     ===========


      In addition, Diversified Health Systems ("DHS"), a subsidiary of the Company was sold. Accordingly, balances of participating DHS employees were transferred from the Plan.


      ELIGIBILITY

      Full and part-time nonunion employees who have completed one year of service and are at least 18 years of age are eligible to participate in the Plan. Subsequent to December 31, 2000, the Plan was amended to reduce the service period requirement from one year to 90 days. Leased employees and employees who are or who become covered by a collective bargaining agreement, which do not allow for Plan participation, are not
      eligible   to   participate   in  the  Plan.

      PARTICIPANT CONTRIBUTIONS

      Participants may elect to contribute a minimum of 1% up to a maximum of 15% of pretax annual compensation, as defined in the Plan, subject to certain limitations. The first 4% of pretax compensation (base contribution) contributed to the Plan is eligible for an employer matching contribution. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan, which currently consist of a ServiceMaster Company stock fund, six mutual funds and three common/collective trust funds.

      EMPLOYER CONTRIBUTIONS

      The Company's contribution is discretionary and the amount of contribution from Company profits is determined each year by the Board of Directors after a review of the overall financial performance of ServiceMaster and the key business units. The matching contribution may differ for different employee groups. One-half of the Company matching contribution is invested directly in the ServiceMaster Company common stock fund and the other one-half is invested according to the participants' direction.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings (c) and forfeitures. The participant's accounts are charged with administrative fees, where applicable. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


      VESTING

      Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution is based on the following schedule, except for in the event of death or permanent disability, in which case the participant becomes immediately vested:


               COMPLETED YEARS                            PERCENT
                 OF SERVICE                                VESTED
        ----------------------------------               ----------
        Less than 2 years of service                           0%
        2 years of service but less than 3                    25
        3 years of service but less than 4                    50
        4 years of service but less than 5                    75
        5 years of service or more                           100
                                                         ==========

      FORFEITURES

      Forfeitures  are  used  first  to  reinstate  all  rehired   participants'
      forfeitures and then are allocated to eligible participants in the same manner as employer profit sharing contributions.

      PARTICIPANT LOANS

      Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of: (a) $50,000 or (b) 50% of their vested account balance (limited to the value of the participant's contributions and earnings thereon), minus their highest outstanding loan balance in the previous 12 months. A participant's loan is secured by the balance in the participant's account and bears interest at the prime interest rate as listed in THE WALL STREET JOURNAL on the first business day of the month in which the loan is issued, plus 1%.

      BENEFIT PAYMENTS

      A participant may elect to have the value of their vested account (minus any outstanding loan balance) distributed to them upon permanent disability, upon reaching normal retirement age (65), or upon termination of employment. A participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account, or monthly, quarterly, or annual installments for a specified number of years not to exceed the participant's life expectancy and that of their beneficiary. At the time of distribution, shares of ServiceMaster stock in the participant's account can be taken in kind or in cash.

      TERMINATION OF THE PLAN

      The Company currently intends to continue the Plan indefinitely. However, the Company has the right under the Plan to discontinue contributions and terminate the Plan at any time, subject to the provisions of ERISA. If the Plan is terminated, participants will become fully vested in their Company contributions account balances.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan are prepared under the accrual method of accounting.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's Benefits Administration Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. These estimates could differ from actual results.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      The Plan's investments, other than the Putnam Stable Value Fund, are stated at fair value based on quoted market prices or estimated fair value as reported by the Plan's trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

      The Putnam Stable Value Fund invests primarily in guaranteed investment contracts or funding agreements and security-backed investment contracts or separate accounts issued or wrapped by insurance companies, banks, or other financial institutions (collectively referred to herein as "Investment Contracts"). Investment Contracts are carried at cost plus accrued interest ("Book Value"). Investment Contracts will normally be held to maturity, and meet the fully benefit responsive requirements of the AICPA Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." The Book Value of Investment Contracts will be adjusted to reflect any issuer defaults or other evidence of impairment under an investment contract should they occur. The aggregate average crediting interest rate of the Investment Contracts as of December 31, 2000 and 1999, was 6.42% and 6.45%, respectively. The aggregate average yield for the year ended December 31, 2000, was 5.95%. As of December 31, 2000 and 1999, 87.1% and
      84.6%, respectively, of the Putnam Stable Value Fund's assets were invested in Investment Contracts, with the remainder of the assets invested in high-quality money market instruments. As of December 31, 2000 and 1999, the fair value of the Investment Contracts was $36,559,822 and $44,099,119, respectively.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      PAYMENT OF BENEFITS

      Benefit payments are recorded when paid.

      ADMINISTRATIVE EXPENSES

      Administrative expenses are paid by the Plan to the extent not paid by the Company.


3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999:




                                                                             2000                   1999
                                                                        -------------          -------------
Putnam Bond Index Fund, 5,287,916 and 7,089,941 shares,
    respectively                                                        $  58,219,959          $  69,906,821
Putnam Investors Fund, 1,834,597 and 1,078,134 shares,
    respectively                                                           28,381,220             20,754,072
The George Putnam Fund of Boston CL Y, 2,859,395 and
    1,865,626 shares, respectively                                         49,210,193             30,428,353
The Putnam Fund for Growth & Income CL Y, 1,151,131 and
    1,106,475 shares, respectively                                         22,516,115             20,768,541
Putnam S&P 500 Index Fund, 771,205 and 543,528 shares,
    respectively                                                           24,431,774             18,990,873
Putnam Stable Value Fund, 41,580,768 and 53,092,315 shares,
    respectively                                                           41,580,768             53,092,315
ServiceMaster Company common stock, 9,475,214 and 9,090,898
    shares, respectively                                                  108,964,963*           111,931,680*


*Includes both participant and nonparticipant-directed amounts.

      During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(1,073,539) as follows:

             Mutual funds                                      $ 6,805,067
             Common collective trust funds                        (266,521)
             Common stock                                       (7,612,085)
                                                               ------------
                                                               $(1,073,539)
                                                               ============


      The Plan provides for various investments that, in general, are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.


4.    NONPARTICIPANT-DIRECTED INVESTMENT

      Investment in the Plan is participant-directed, except that one-half of the Company's matching contribution is invested directly in The ServiceMaster Company common stock. Participants, at their discretion, may also direct their investment to The ServiceMaster Company common stock. The following information includes both participant and nonparticipant-directed investment balances. Information about the net assets of The ServiceMaster Company common stock fund as of December 31, 2000 and 1999, and the significant components of the changes in the net assets for the year ended December 31, 2000, is as follows:




                                                                                    DECEMBER 31
                                                                         ---------------------------------
                                                                             2000                 1999
                                                                         --------------       ------------
        Net assets-
            The ServiceMaster Company common stock                       $108,964,963         $111,931,680
                                                                         ============         ============

                                                                                    YEAR ENDED
                                                                                   DEC.31,2000
                                                                                   ------------
        Changes in net assets-
            Additions-
               Contributions                                                       $ 8,535,682
               Dividends                                                             3,602,402
               Net transfers from participant-directed investments
                                                                                     1,605,846
            Deductions-
               Benefits paid to participants                                        (8,956,792)
               Transfers from the Plan                                                (141,770)
               Net depreciation                                                     (7,612,085)
                                                                                   ------------
                             Net change in net assets                              $(2,966,717)
                                                                                   ============



5.    TAX STATUS OF THE PLAN

      The Plan received a favorable determination letter from the Internal Revenue Service dated February 26, 1996. The Plan was amended and restated effective July 1, 1999. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

6.    RELATED-PARTY TRANSACTIONS

      The Plan invests in shares of mutual funds and interests in common collective trust funds managed by Putnam Fiduciary Trust Company ("PFTC"). PFTC acts as trustee and recordkeeper for the Plan. The Plan also invests in Company stock and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.


7.    SUBSEQUENT EVENTS

      The Committee resolved to merge the following plans into the Plan effective between February 15, 2001, and June 1, 2001:

            Pennington Lawn Service, Inc. Profit Sharing and 401(k) Plan
            Tenet Healthcare Corporation Retirement Savings Plan
            The Southern Tree & Landscape Companies 401(k) Profit Sharing Plan R.L. Company, Inc. Employee Retirement Plan
            ABASH, Inc. 401(k) Plan
            Showcase Landscape Inc. Employee Savings & Investment Plan
            L. Care USA Inc. 401(k) Profit Sharing Plan and Trust
            The Landscape West 401(k) Savings and Investment Plan
            MDI/RPM 401(k) Plan

                                                                    SCHEDULE I


                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN


                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                             PURPOSES AT END OF YEAR

                                DECEMBER 31, 2000

          (EMPLOYER IDENTIFICATION NUMBER 36-3858106, PLAN NUMBER 001)



                                 (B) IDENTITY OF ISSUE/                                                     (E) CURRENT
   (A)                       (C) DESCRIPTION OF INVESTMENT                             (D) COST                 VALUE
  -----   ----------------------------------------------------------                   ---------          ---------------
           MUTUAL FUNDS:
    *          Putnam Investors Fund                                                      N/A               $  28,381,220
    *          The George Putnam Fund of Boston CL Y                                      N/A                  49,210,193
    *          The Putnam Fund for Growth & Income CL Y                                   N/A                  22,516,115
               Vanguard Life Strategy Income Fund                                         N/A                   1,701,431
               Vanguard Life Strategy Conservative Growth Fund                            N/A                   3,929,448
               Vanguard Life Strategy Growth Fund                                         N/A                  10,451,538

           COMMON COLLECTIVE TRUST FUNDS:
    *          Putnam Bond Index Fund                                                     N/A                  58,219,959
    *          Putnam S&P 500 Index Fund                                                  N/A                  24,431,774
    *          Putnam Stable Value Fund                                                   N/A                  41,580,768

           EMPLOYER SECURITIES--common shares:
    *          The ServiceMaster Company common stock                                   $103,958,346          108,964,963

           GUARANTEED INVESTMENT CONTRACT:
               Massachusetts Mutual Life Insurance Company, 4.9%
                                                                                             401,324              401,324
    *      PARTICIPANT LOANS, 7.75% to 10.5%                                              N/A                   8,970,751
                                                                                        =============        ------------
                                                                                                             $358,759,484
                                                                                                             ============


                                             *Represents a party-in-interest.





          The accompanying Notes to Financial Statements and Schedules are an integral part of this schedule.

                                                                   SCHEDULE II


                SERVICEMASTER PROFIT SHARING AND RETIREMENT PLAN


                     SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                      FOR THE YEAR ENDED DECEMBER 31, 2000

          (EMPLOYER IDENTIFICATION NUMBER 36-3858106, PLAN NUMBER 001)







                                                   (B) DESCRIPTION
     (A) IDENTITY OF PARTY INVOLVED                     OF ASSET
     ------------------------------           ----------------------------
The ServiceMaster Company                     Employer securities--
                                               common shares




(a) Represents transactions or a series of transactions related to nonparticipant-directed investments in excess of 5% of the fair value of Plan assets at the beginning of the year.



                                                         SALES
                        --------------------------------------------------------------------------
                                                               (H) CURRENT VALUE
                                                                  OF ASSET ON
   (C) PURCHASE        (D) SELLING        (G) COST OF           TRANSACTION          (I) REALIZED
        PRICE               PRICE              ASSET                 DATE                  GAIN
  ----------------       -----------         -----------          -------------          ---------

      $21,309,239        $16,651,396         $16,620,320          $16,651,396            $31,076
  ================       ===========         ===========          =============         ==========







The accompanying Notes to Financial Statements and Schedules are an integral part of this schedule.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS






As independent public accountants, we hereby consent to the incorporation of our report, dated June 25, 2001, included in this Form 11-K, into the ServiceMaster Profit Sharing and Retirement Plan's previously filed Registration Statement File No. 333-89037.





Chicago, Illinois
June 25, 2001